Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

LUITPOLD PHARMACEUTICALS, INC.,

EGALET US, INC.,

and

for purposes of Article III and Section 7.14,

EGALET CORPORATION

Dated as of January 8, 2015

i

4.2	Access to Information	16
4.3	Further Assurances	16
4.4	Public Disclosure	16
4.5	Noncompetition	17
4.6	National Drug Code Numbers	17
4.7	Consents	18
4.8	Financial Statement Preparation	18
4.9	Termination of Specified Agreements	20

ARTICLE V CONDITIONS TO THE PURCHASE AND SALE		20

5.1	Conditions to Each Party’s Obligation to Effect the Closing	20
5.2	Additional Conditions to Obligations of the Buyer	20
5.3	Additional Conditions to Obligations of the Company	21

ARTICLE VI INDEMNIFICATION		21

6.1	Indemnification by the Company	21
6.2	Indemnification by the Buyer	22
6.3	Claims for Indemnification	22
6.4	Survival	24
6.5	Limitations	25
6.6	Release of Escrow Funds	26
6.7	Right to Cure; Mitigation	26
6.8	Indemnification Payments	26

ARTICLE VII MISCELLANEOUS		26

7.1	Notices	26
7.2	Entire Agreement	27
7.3	No Third Party Beneficiaries	27
7.4	Assignment	28
7.5	Severability	28
7.6	Counterparts and Signature	28
7.7	Interpretation	28
7.8	Governing Law	29
7.9	Amendment; Remedies	29
7.10	Submission to Jurisdiction	29
7.11	WAIVER OF JURY TRIAL	29
7.12	Fees and Expenses	30
7.13	Definitions	30
7.14	Buyer Parent Guaranty	32

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of January 8, 2015, by and between Luitpold Pharmaceuticals, Inc., a New York corporation (the “Company”), Egalet US, Inc., a Delaware corporation (the “Buyer”), and, for purposes of Article III and Section 7.14, Egalet Corporation, a Delaware corporation (the “Buyer Parent”).

RECITALS

WHEREAS, the Company desires to sell, transfer and assign to the Buyer, and the Buyer desires to purchase from the Company, certain assets and rights of the Company related to the research, development, manufacture, import, export, commercialization, distribution, marketing, use, storage, transport, promotion, disposition or sale (collectively, the “Exploitation”) of Sprix (ketorolac tromethamine) Nasal Spray, which was approved for marketing by the United States Food and Drug Administration (“FDA”) under NDA #022382 and marketed under the trademark Sprix® (the “Product”) by the Company (the “Product Line Operations”), upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer and the Company agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE PRODUCT

1.1                               Purchase and Sale of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, other than with respect to the Additional API and any Assumed Contracts transferred and assigned pursuant to Section 4.7, the Company agrees to sell, convey, transfer, assign and deliver (or to cause its Affiliates to convey, transfer, assign and deliver, as applicable) to the Buyer, and the Buyer agrees to purchase from the Company, all of the Company’s right, title and interest in and to the Transferred Assets, free and clear of any Liens.  For purposes of this Agreement, the term “Transferred Assets” means all of the following assets, rights and properties of the Company and its Affiliates:

(a)                                 all regulatory filings, marketing authorizations, new drug applications, master files, permits, licenses, registrations, regulatory clearances, approvals, concessions, qualifications, registrations, certifications and similar items (“Regulatory Authorizations”) that are exclusively related to the Product or are reasonably necessary to conduct the Product Line Operations as currently conducted, including those related to market, pricing or reimbursement approval (the “Transferred Regulatory Authorizations”), including but not limited to the Transferred Regulatory Authorizations set forth on Schedule 1.1(a);

(b)                                 all regulatory, scientific and technical documents that the personnel of the Company responsible for regulatory compliance and the management of the Company’s product operations maintain in the ordinary course of business with respect to applications for the

Transferred Regulatory Authorizations and any renewals thereof and the manufacture, distribution and sale of Products, including the list of the components of the Products and the specifications therefor and quantities thereof;

(c)                                  all domain names that are exclusively related to the Product or are reasonably necessary to conduct the Product Line Operations as currently conducted, (the “Transferred Domain Names”), including but not limited to the Transferred Domain Names set forth on Schedule 1.1(c);

(d)                                 all trademarks, logos, brands, trade names and other source identifiers owned by or used under license by the Company that are exclusively related to the Product or are reasonably necessary to conduct the Product Line Operations as currently conducted, and all applications and registrations of the foregoing (the “Transferred Trademarks”), including but not limited to the Transferred Trademarks set forth on Schedule 1.1(d);

(e)                                  all issued and pending patents and patent applications owned by, or subject to obtaining any Required Consents, used under license by, the Company or any of its Affiliates that are exclusively related to the Product or are reasonably necessary to conduct the Product Line Operations as currently conducted, and including any provisional, continuation, divisional, continuation in part application, substitution, reissue, renewal, reexamination, supplemental protection certificate, extension, registration and confirmation of any such patents and patent applications (collectively, the “Transferred Patents”), including but not limited to the Transferred Patents set forth on Schedule 1.1(e), and all patent files, correspondence, opinions, studies, search results and documentation related to any of the foregoing;

(f)                                   correspondence and reports submitted to or received from the FDA (including minutes and official contact reports relating to any communications with the FDA) and relevant supporting documents with respect thereto, in each case that are exclusively related to the Product or are reasonably necessary to conduct the Product Line Operations as currently conducted, including the product label, all medical letters, regulatory drug lists and complaint files, dossiers, reports, data and other written materials filed as a part of any applications for approvals or registrations relating to the Product;

(g)                                  any and all information, books, records, documents, ideas, inventions, copyrights, data, files, correspondence, plans, operating records, instructions, processes, formulas, formulation information, manufacturing technology, validations, package specifications, chemical specifications, chemical and finished goods analytical test methods,  manufacturing records, sampling records, standard operating procedures, batch records, laboratory notebooks, stability data, product specifications, information with respect to expert opinion, drawings, formulae, reports and information (whether or not patented or patentable), technology, techniques, trade secrets, concepts, ideas, inventions, specifications, surveys, designs, engineering and other manuals, flow diagrams, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, safety, quality assurance, and quality control data, technical information, other confidential or proprietary information, systems or procedures, clinical, non-clinical, safety and Adverse Event report data and databases, and manufacturing know-how, in each case to the extent exclusively related to the Product or reasonably necessary to conduct the Product Line Operations as currently conducted (collectively, the “Transferred Other IP”);

(h)                                 all marketing and sales assets, including, without limitation, all customer lists, cost and pricing information, sales training materials and prescriber lists, as well as the websites and content at the Transferred Domain Names, in each case, that are exclusively related to the Product or the Product Line Operations or are reasonably necessary to conduct the Product Line Operations as currently conducted;

(i)                                     all rights under the contracts set forth on Schedule 1.1(i) (the “Assumed Contracts”);

(j)                                    all Finished Product other than Channel Finished Product;

(k)                                 the following tangible assets: (i) $844,000 for glassware, (ii) $100,000 for the equipment listed on Schedule 1.1(k), (iii) $184,000 of ketorolac tromethamine (the “Initial API”), and (iv) to the extent such API is usable and salable in Buyer’s reasonable discretion, an additional $168,155 of API (the “Additional API”, and collectively, with Initial API the glassware and equipment, the “Inventory”);

(l)                                     all other assets, rights and properties that are exclusively related to the Product or the Product Line Operations; and

(m)                             all goodwill associated with the Transferred Assets.

It is understood and agreed that notwithstanding being Transferred Assets, the Company shall be entitled to retain electronic copies of all books, records, data, files and papers to the extent relating to the Product or Product Line Operations or used or held for use in the Exploitation of the Product, whether in print, electronic or other media for evidentiary purposes only, in accordance with the Company’s document retention policies, or to the extent required to be retained pursuant to any legal requirement, attorney-client privilege, for financial reporting purposes, for Tax purposes or for legal defense or prosecution purposes (but which shall be held confidential by the Company in accordance with Section 4.1 hereof).

1.2                               Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, the Transferred Assets shall not include any of the Excluded Assets.  For purposes of this Agreement, the term “Excluded Assets” means:

(a)                                 all other assets, rights and properties of the Company other than those specifically listed or described in the definition of Transferred Assets;

(b)                                 all domain names, trademarks, logos, brands, trade names and other source identifiers related to “Regency Therapeutics”, and all applications and registrations of the foregoing (the “Regency Assets”), including but not limited to the Regency Assets set forth on Schedule 1.2(c);

(c)                                  the Channel Finished Product; and

(d)                                 the Company’s inventory of API, and any glassware or other inventory other than the Inventory transferred pursuant to Section 1.1(l).

1.3                               Assumption of Liabilities.  Upon the terms and subject to the conditions set forth in this Agreement, except as set forth below, at the Closing, the Buyer shall assume and agree to perform, pay, satisfy or discharge when due, the Assumed Liabilities.  For purposes of this Agreement, the term “Assumed Liabilities” means all liabilities and obligations of the Company:

(a)                                 arising from any Finished Product manufactured after the Closing Date (including liabilities related to any recall, withdrawal or post-sale warnings);

(b)                                 arising under the Assumed Contracts on and after the Closing (including the royalty and milestone payment obligations set forth on Schedule 1.3(b) accruing after the Closing), excluding any liabilities and obligations resulting from (i) any material breach or violation of any Assumed Contract by the Company occurring prior to the Closing or (ii) any act or omission by the Company occurring prior to the Closing that would have constituted a breach or violation by the Company upon notice or passage of time under any Assumed Contract;

(c)                                  arising from any post-market commitments pursuant to the NDA for the Product;

(d)                                 any Transfer Taxes payable by the Buyer in accordance with Section 1.8; and

(e)                                  arising out of the outstanding litigation in the U.S. District Court for the District of New Jersey, Civil No. 2:14-cv 04409 — FSH-JBC Luitpold Pharmaceuticals, Inc. v. Apotex Corp. and Apotex Inc. and Recordati Ireland Limited (the “Paragraph IV Litigation”) other than any legal fees or other out-of-pocket expenses incurred prior to the Closing with respect to the Paragraph IV Litigation.

1.4                               Excluded Liabilities.  Notwithstanding anything to the contrary in this Agreement, the Assumed Liabilities shall not include any of the Excluded Liabilities, and the Buyer does not hereby and shall not assume or in any way undertake to perform, pay, satisfy or discharge any Excluded Liabilities.  For purposes of this Agreement, the term “Excluded Liabilities” means all liabilities and obligations other than those specifically listed or described in the definition of Assumed Liabilities, including, but not limited to, any and all Taxes of the Company or any of its Affiliates, any liabilities arising from any Finished Product manufactured prior to the Closing Date (including liabilities related to any recall, withdrawal or post-sale warnings), any royalty or milestone obligations accruing on or prior to the Closing, all liabilities associated with any Excluded Assets and any Transfer Taxes payable by the Company in accordance with Section 1.8.

1.5                               Purchase Price; Escrow.  Subject to the terms and conditions of this Agreement, as consideration for the Transferred Assets, at Closing, Buyer shall (a) assume the Assumed Liabilities and (b) pay, subject to adjustment as set forth in Section 0, $7,000,000 plus the Initial Inventory Price (the “Purchase Price”), of which (i) $315,000 shall be deposited into an account (the funds in such account, the “Escrow Funds”) maintained by U.S. Bank, N.A. (the “Escrow Agent”) pursuant to the terms of an Escrow Agreement (the “Escrow Agreement”) to be entered into at the Closing among the Company, the Buyer and the Escrow Agent, (ii) $133,743.33 shall be paid on behalf of the Company to Recordati S.A. and (iii) the balance shall be paid in cash by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

1.6                               Purchase Price Adjustment with Respect to Finished Product.  (a)  The Company’s good faith estimate, as of the date there indicated, of the number of units of Finished Product transferred to the Buyer at the Closing (the “Estimated Finished Product Inventory”) is set forth on Schedule 1.6(a).

(b)                                 The Company and the Buyer shall cooperate to jointly perform physical inventories of the Finished Product sold to the Buyer at the Closing (the “Closing Finished Product Inventory”), such physical inventory to be performed on the earliest practicable date after the Closing. Such physical inventory shall be prepared using the Company’s customary inventory procedures and information available in the ordinary course from the Company’s reporting systems.

(c)                                  Within five (5) Business Days following the determination of the Closing Finished Product Inventory, the Purchase Price shall be adjusted as follows:

(i)                                     to the extent the Closing Finished Product Inventory is less than the Minimum Estimated Finished Product Inventory, the Purchase Price shall be decreased by the product of (1) the difference of (A) the Minimum Estimated Finished Product Inventory minus (B) the Closing Finished Product Inventory multiplied by (2) the Finished Product Price, and Buyer and the Company  shall deliver a joint claim notice to the Escrow Agent requesting that the Escrow Agent release such difference from the Escrow Funds in accordance with the Escrow Agreement; and

(ii)                                  to the extent the Closing Finished Product Inventory is greater than the Maximum Estimated Finished Product Inventory, the Purchase Price shall be increased by the product of (1) the difference of (A) the Closing Finished Product Inventory minus (B) the Maximum Estimated Finished Product Inventory multiplied by (2) the Finished Product Price, and Buyer shall promptly deliver to the Company the amount of such difference by wire transfer of immediately available funds to an account designated in writing by the Company.

1.7                               Closing; Delivery and Payment.

(a)                                 Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place on the date hereof (the “Closing Date”) at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036.

(b)                                 At the Closing, the Buyer shall:

(i)                                     initiate a wire transfer of immediately available funds for the Purchase Price and the Escrow Funds;

(ii)                                  execute and deliver, or cause an Affiliate to execute and deliver, to the Company:

(1)                                 a Bill of Sale in the form attached hereto as Exhibit A (the “Bill of Sale”);

(2)                                 a Patent Assignment in the form attached hereto as Exhibit B (the “Patent Assignment”);

(3)                                 a Trademark Assignment in the form attached hereto as Exhibit C (the “Trademark Assignment”);

(4)                                 a Transition Agreement in the form attached hereto as Exhibit D (the “Transition Agreement”);

(5)                                 an Assignment and Assumption Agreement in the form attached hereto as Exhibit E;

(6)                                 an Escrow Agreement; and

(7)                                 letters from the Buyer to the FDA assuming responsibility for the applicable Transferred Regulatory Authorization issued by the FDA, in the forms attached hereto as Exhibit F (the “Buyer NDA Letters”).

(c)                                  At the Closing, the Company shall:

(i)                                     execute and deliver to the Buyer:

(1)                                 the Bill of Sale;

(2)                                 the Patent Assignment;

(3)                                 the Trademark Assignment;

(4)                                 the Transition Agreement;

(5)                                 the Assignment and Assumption Agreement;

(6)                                 the Escrow Agreement;

(7)                                 letters from the Company to the FDA transferring to the Buyer the rights to the applicable Transferred Regulatory Authorization issued by the FDA, in the forms attached hereto as Exhibit G (the “Company NDA Letters”); and

(8)                                 such other instruments of transfer, conveyance and assignment as the Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Buyer of all right, title and interest in and to the Transferred Assets (the “Additional Transfer Documents” and, together with the Bill of Sale, the Patent Assignment, the

Trademark Assignment, the Company NDA Letters, the Buyer NDA Letters, the Transition Agreement, and the Escrow Agreement, the “Ancillary Agreements”); and

(ii)                                  deliver to the Buyer (1) all of the Transferred Assets of a tangible nature and (2) copies of the Required Consents.

1.8                               Closing of Additional API Purchase.  Within ten (10) Business Days after the Closing, to the extent the Additional API is usable and saleable in Buyer’s reasonable discretion, Buyer shall purchase the Additional API from the Company and shall deliver to the Company, by wire transfer of immediately available funds to an account designated in writing by the Company to Buyer, the Additional Inventory Price and a bill of sale, substantially in the form of the Bill of Sale delivered by the parties at Closing (the “Inventory Bill of Sale”), executed by Buyer.  Upon receipt of the Additional Inventory Price, the Company shall sell, convey, transfer, assign and deliver to the Buyer the Inventory, free and clear of any Liens, and the Inventory Bill of Sale executed by the Company.

1.9                               Transfer Taxes.  The Company and Buyer shall each pay one half of any Transfer Taxes incurred in connection with the purchase and sale of the Transferred Assets. The party required by applicable Law shall timely file all necessary tax returns and other documentation with respect to such Transfer Taxes and the other party shall cooperate with respect thereto as necessary; provided, that any such tax return shall be subject to the approval of the party who is not required to file such Tax Return, which approval shall not be unreasonably withheld or delayed.  The Company and the Buyer shall cooperate in the preparation and filing of all forms and documentation necessary to mitigate or provide exemption from any Transfer Tax, to the extent permitted by applicable Law.

1.10                        Allocation of Purchase Price.  The Company and the Buyer agree that the Purchase Price and Assumed Liabilities, plus any other amounts as required by applicable Tax Law, shall be allocated in a manner set forth in Schedule 1.10 (the “Allocation”), which shall be used by the Company and the Buyer for all purposes, and no party hereto shall take or assert any position inconsistent therewith.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that the statements contained in this Article II are true and correct as of the Closing Date, except as set forth herein or in the disclosure letter delivered by the Company to the Buyer in connection with the execution of this Agreement (the “Company Disclosure Letter”).

2.1                               Organization, Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a material adverse effect on the Company or the Product Line Operations.

2.2                               Authority; No Conflict; Required Filings and Consents.

(a)                                 The Company has all requisite corporate power and authority to enter into this Agreement and each of the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation of the transactions contemplated hereby and thereby by the Company have been duly authorized by all necessary corporate action on the part of the Company or any Affiliate thereof.  This Agreement has been, and each such Ancillary Agreement will be, duly executed and delivered by the Company, and this Agreement is, and each such Ancillary Agreement when so duly executed and delivered by the Company and, if applicable, the Buyer, will be, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses (the “Bankruptcy Exception”).

(b)                                 Except as set forth on Schedule 2.2(b), the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation by the Company of the transactions contemplated hereby and thereby, do not and will not, (i) conflict with, or result in any violation or breach of, any provision of the governing documents of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any Liens other than Permitted Liens on or with respect to any of the Transferred Assets or the Product Line Material Contracts, or (iii) conflict with or violate any permit, concession, franchise, license or Law applicable to the Company or any of its properties or assets.

(c)                                  Except as set forth on Schedule 2.2(c), no consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreement to which it will be a party or the consummation by the Company of the transactions contemplated hereby and thereby.

2.3                               Transferred Assets.  The Company has, and as of the Closing the Buyer will have, good and marketable title to, the Transferred Assets, free and clear of all Liens, except for Permitted Liens.  Other than as set forth on Schedule 2.3, the Transferred Assets constitute all of the assets, rights or properties (tangible and intangible) owned or licensed by the Company or its

Affiliates that are exclusively related to the Product or reasonably necessary for Buyer to conduct the Product Line Operations as currently conducted by the Company.

2.4                               Financial Information.  The business comprising the Exploitation of the Product and the Product Line Operation is not an identified reporting unit of the Company.  As a result, the financial information delivered to Buyer is not prepared as part of the Company’s normal reporting process.  Set forth on Schedule 2.4 is gross sales, net sales and costs of goods sold for the Product for the three prior fiscal years and the six (6) months ended September 30, 2014.  Such financial information (a) was prepared from information obtained from the regular accounting practices of the Company, (b) was prepared in a manner consistent with the historical practices of the Company and (c) fairly presents, in all material respects, such financial information for the respective periods.

2.5                               Intellectual Property.

(a)                                 The Transferred Intellectual Property constitutes all Intellectual Property that is used or held for use exclusively by the Company to conduct and operate the Product Line Operations or that is reasonably necessary to conduct and operate the Product Line Operations as currently conducted.  Except as set forth in Schedule 2.5(a), the Company is the sole and exclusive owner of, and has good title to, all of the Transferred Intellectual Property, free and clear of all Liens, other than Permitted Liens, and free and clear of any requirement of any royalty payments or other payment obligations to third parties.  The Transferred Patents, the Transferred Trademarks and Transferred Domain names are registered or applied for in the name of the Company and all assignments of Transferred Patents and Transferred Trademarks reflecting the Company’s ownership thereof have been recorded with the United States Patent and Trademark Office and all other foreign patent and trademark offices.

(b)                                 Except as set forth in Schedule 2.5(b), no Intellectual Property related to the Product or the Product Line Operations is licensed by the Company from any third party.  Except as set forth in Schedule 2.5(b), the Company has not licensed or granted any rights under or to the Transferred Intellectual Property to any third party.  All registrations, issuances and applications for (i) the Transferred Patents owned or licensed to the Company are listed on Schedule 1.1(e), (ii) the Transferred Trademarks owned or licensed to the Company are listed on Schedule 1.1(d) and (iii) the Transferred Domain Names owned or licensed to the Company are listed on Schedule 1.1(c), and, except as set forth in Schedule 2.5(b), all such registrations, issuances and applications owned or made by the Company (A) have been duly filed or registered (as applicable) with the applicable Governmental Entity or domain name registration authority (as applicable) and properly maintained in all material respects, including without limitation the timely submission of all necessary filings and payment of fees in accordance with the legal and administrative requirements in the appropriate jurisdictions, and (B) have not lapsed or expired.  To the Company’s Knowledge, there is no response to an office action, payment requirement or other requirement with respect to the Transferred Patents, Transferred Trademarks or Transferred Domain Names that will come due in the period that ends one (1) year after the date of this Agreement.

(c)                                  To the Company’s Knowledge, there is no fact with respect to any patent application or trademark application comprised within the Transferred Intellectual Property (i)

required to be disclosed to the United States Patent and Trademark Office on or before the date of this Agreement that was not disclosed, that would reasonably be expected to preclude the issuance of an issued patent from such patent application or a registered trademark from such trademark application or (ii) that the Company reasonably believes would render any issued patent issuing from such patent application or registered trademark granted from such trademark application unenforceable.  The Company has complied in all material respects with applicable requirements in the filing and prosecution of the patents and patent applications comprised within the Transferred Intellectual Property, including its duty of candor.

(d)                                 Except as set forth on Schedule 2.5(d), to the Company’s Knowledge, no third party is infringing or violating or misappropriating any of the Transferred Intellectual Property.  The Company has not sent any notice to or asserted or threatened any action or claim against any Person involving or relating to any Transferred Intellectual Property.  The Company has taken commercially reasonable measures, consistent with industry practices, to maintain in confidence all trade secrets and confidential information comprising a part of the Transferred Intellectual Property.

(e)                                  To the Company’s Knowledge, the Product Line Operations do not infringe or violate or constitute a material misappropriation of any Intellectual Property of any third party.  Since December 17, 2010 (the “Reference Date”), the Company has not received any written or, to the Company’s Knowledge, other claim or notice alleging any such infringement, violation or misappropriation.  There is no pending or, to the Company’s Knowledge, threatened claim, interference, opposition or demand of any third party challenging the ownership, validity or scope of any Transferred Intellectual Property.  The Company has not been served with or provided written or, to the Company’s Knowledge, other notice that any Transferred Intellectual Property is the subject of any Order, and the Company is not subject to any Order barring or limiting the Company’s use of any Transferred Intellectual Property.  The Company is not a party to any past, pending or, to the Company’s Knowledge, threatened, action, lawsuit, or any other judicial, arbitral or administrative proceeding relating to any Transferred Intellectual Property, including involving any claim that the Company infringed, misappropriated or violated the Intellectual Property Rights of any third party.

(f)                                   To the Company’s Knowledge, no current or former employee, officer, director, stockholder, consultant or independent contractor of the Company has any right, title, claim or interest in, to or under any Transferred Intellectual Property that has not been exclusively assigned and transferred to the Company.

(g)                                  To the Company’s Knowledge, since the Reference Date, no Transferred Intellectual Property was developed, in whole or in part, under contract with or using the facilities, funding or personnel of any Governmental Entity or university or other educational institution that would give any such authority, university or institution any rights to such Transferred Intellectual Property or entitle any such Governmental Entity, university or institution to royalties or other payments.

2.6                               Contracts.  Schedule 2.6 sets forth the list of each contract or agreement to which the Company is a party as of the date of this Agreement related exclusively to the Product Line Operations (collectively, the “Product Line Material Contracts”). The Company has

furnished to the Buyer a complete and correct copy of each Product Line Material Contract.  Each Product Line Material Contract is a legal, valid and binding obligation of the Company, and to the Company’s Knowledge, of each other party thereto, and is enforceable (subject to the Bankruptcy Exception) and in full force and effect with respect to the Company and, to the Company’s Knowledge, with respect to each other party thereto, except to the extent it has previously expired in accordance with its terms.  Except as set forth on Schedule 2.6, neither the Company nor, to the Company’s Knowledge, any other party to any Product Line Material Contract is in violation in any material respect of or in default in any material respect under, nor does there exist any condition which, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a violation of or default under or permit termination of or modification or acceleration of any obligations of the Company pursuant to any Product Line Material Contract.

2.7                               Litigation.  Other than as set forth on Schedule 2.7, there is no action, suit, proceeding, claim, arbitration or investigation pending against the Company with respect to the Product Line Operations of which the Company has received written notice and, to the Company’s Knowledge, no such action, suit, proceeding, claim, arbitration or investigation has been threatened in writing against the Company.  There are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency or by an arbitrator) against any of the Transferred Assets or against the Company with respect to the Product Line Operations.

2.8                               Compliance with Laws.  The Company is in compliance in all material respects with, is not in material violation of, and, since the Reference Date, has not received any written or, to the Company’s Knowledge, other notice alleging any material violation with respect to, any applicable law, statute, ordinance, rule, regulation, standard, code, judgment, order, writ, injunction, decree, arbitration award, agency or regulatory requirement or license or permit of any Governmental Entity (“Law”) with respect to the Product Line Operations or the Exploitation of the Product.

2.9                               Regulatory Authorizations.  The Company has all Regulatory Authorizations necessary for the Company to own, lease or operate the Transferred Assets and operate the Product Line Operations in all material respects in the manner currently conducted.  Schedule 1.1(a) contains a complete listing of all such Regulatory Authorizations, which such Regulatory Authorizations constitute the Transferred Regulatory Authorizations.  The Company is in compliance in all material respects with the terms of the Transferred Regulatory Authorizations and has not received any written notices that it is in violation of any of the terms or conditions of such Transferred Regulatory Authorizations.  All such Transferred Regulatory Authorizations are in full force and effect and no action or claim is pending or, to the Company’s Knowledge, threatened to revoke, suspend, adversely modify or terminate any such Transferred Regulatory Authorizations or declare any such Transferred Regulatory Authorizations invalid in any material respect. To the Company’s Knowledge, since the Reference Date, no event has occurred that would reasonably be expected to result in the suspension, limitation, revocation or rescission, cancellation, non-renewal, or adverse modification of any of the Transferred Regulatory Authorizations.

2.10                        Product Liability.  No product liability claims relating to the Product have been received in writing by the Company since the Reference Date and, to the Company’s Knowledge, no such claims relating to the Product have been threatened since the Reference Date.  There is no judgment, order or decree outstanding against the Company relating to product liability claims with respect to the Product.

2.11                  Regulatory Matters.

(a)                                 To the Company’s Knowledge, the Exploitation of the Product is, and at all times since the Reference Date has been, in compliance in all material respects with the FDA Act, and applicable regulations issued by the FDA, and in all material respects with all reporting requirements under the FDA Act, the Public Health Service Act, as amended, their associated rules and regulations promulgated thereunder.

(b)                                 The post-marketing studies conducted by the Company related to the Product were conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable requirements of the FDA, including, as applicable, the FDA’s good clinical practices and good laboratory practices regulations.

(c)                                  Since the Reference Date, the Company has not been subject to any investigation related to the Product or the Product Line Operations that is pending and of which the Company has been notified in writing or, to the Company’s Knowledge, which has been threatened, in each case by any Governmental Entity pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. §1320a-7b(b), the Federal False Claims Act (31 U.S.C. §3729) or any similar anti-kickback statutes applicable to the Company.  Since the Reference Date, the Company has not submitted any claim for payment to any government healthcare program in connection with any referrals related to the Product that violated in any material respect any applicable self-referral Law.  Since the Reference Date, the Company has not submitted any claim for payment to any government healthcare program related to the Product in material violation of any Laws relating to false claim or fraud.

(d)                                 Since the Reference Date, neither the Company nor, to the Company’s Knowledge, any officer, employee or agent of the Company has (i) made an untrue statement of material fact or fraudulent statement to any Governmental Entity, failed to disclose a material fact required to be disclosed to any Governmental Entity, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the Governmental Entity to invoke the FDA policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), in each case as related to the Product or the Product Line Operations, (ii) been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or authorized by 21 U.S.C. § 335a(b) or (iii) been convicted of any crime or engaged in any conduct for which such Person or entity could be excluded from participating in the Federal health care programs under Section 1128 of the Social Security Act of 1935, as amended.

(e)                                  Since the Reference Date, neither the Company nor its Affiliates have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alerts, field corrections, market withdrawal, safety alert or warning, “dear doctor” letter, investigator notice or other material notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of the Product.  The Company has no Knowledge of any facts occurring since the Reference Date that are reasonably likely to cause (i) the recall, market withdrawal or replacement of the Product, (ii) a material change in the marketing classification or a material change in the labeling of the Product, or (iii) a termination or suspension of the marketing of the Product.  Since the Reference Date, the Company has not received any written notice that any Governmental Entity has: (1) commenced, or threatened to initiate, any action to request the recall of the Product;  (2) commenced, or threatened to initiate, any action to enjoin the manufacture or distribution of the Product; (3) issued any demand letter, finding of material deficiency or non-compliance or adverse inspection report (including any FDA Form 483s, FDA Notices of Adverse Findings, Untitled Letters, or Warning Letters) in respect of the Product; or (4) commenced, or threatened to initiate, any action regarding inappropriate advertising or marketing of the Product.

2.12                        Taxes.  There are no Liens with respect to Taxes upon any of the Transferred Assets, other than with respect to Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been set forth on the Company’s financial statements.

2.13                        Suppliers and Wholesalers.  Schedule 2.13 sets forth as of the date hereof (a) a true list of the top five suppliers of the Product Line Operations for the 12 months ended September 30, 2014 based on the total dollar value of purchases from each supplier (the “Material Suppliers”) and (b) a list of the top ten wholesalers of the Product Line Operations for the 12 months ended September 30, 2014 based on the total dollar value of sales to each customer (the “Material Wholesalers”).  No Material Supplier or Material Wholesaler has canceled, otherwise terminated or, to the Company’s Knowledge, threatened to cancel, otherwise terminate or otherwise materially and adversely modify its relationship with the Company in the past year.

2.14                        Affiliate Transactions.  Except as set forth on Schedule 2.14, no Affiliate of the Company (a) has or has had any interest or ownership in any Transferred Asset or any asset, right or property (tangible or intangible) related to the Product Line Operations or (b) has any claim or cause of action against the Company related to the Product or the Product Line Operations.

2.15                        Brokers.  No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND BUYER PARENT

The Buyer, and, as applicable, Buyer Parent, represents and warrants to the Company that the statements contained in this Article III are true and correct as of the Closing Date.

3.1                               Organization, Standing and Power.  Each of the Buyer and the Buyer Parent is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a material adverse effect on the ability of the Buyer or the Buyer Parent to consummate the transactions contemplated by this Agreement.

3.2                               Authority; No Conflict; Required Filings and Consents.

(a)                                 Each of the Buyer and the Buyer Parent has all requisite corporate power and authority to enter into this Agreement and each of the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by each of the Buyer and the Buyer Parent of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of the Buyer and the Buyer Parent, respectively.  This Agreement has been, and each such Ancillary Agreement will be, duly executed and delivered by each of the Buyer and the Buyer Parent and this Agreement is, and each such Ancillary Agreement when so duly executed and delivered by each of the Buyer and the Buyer Parent and, if applicable, the Company, will be, the valid and binding obligation of each of the Buyer and the Buyer Parent, enforceable against the Buyer and the Buyer Parent, respectively, in accordance with its terms, subject to the Bankruptcy Exception.

(b)                                 The execution, delivery and performance by each of the Buyer and the Buyer Parent of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation by each of the Buyer and the Buyer Parent of the transactions contemplated hereby and thereby, shall not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of the Buyer or the Buyer Parent, respectively, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien, other than Permitted Liens, on or with respect to the assets of Buyer or Buyer Parent, respectively, under, any of the terms, conditions or provisions of any lease, license, contract or other agreement, instrument or obligation to which the Buyer or the Buyer Parent is a party or by which the Buyer or the Buyer Parent or any of their respective properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license or Law applicable to the Buyer or the Buyer Parent or any of their respective properties or assets.

(c)                                  No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Buyer or the Buyer Parent in connection with the execution, delivery and performance by each of the Buyer and Buyer Parent of this Agreement and each of the Ancillary

Agreements to which it will be a party or the consummation by each of the Buyer and the Buyer Parent of the transactions contemplated hereby and thereby.

3.3                               Litigation.  There is no material litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Buyer, threatened in writing, against the Buyer or its Affiliates, and neither the Buyer nor any of its Affiliates are subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Entity that, in either case, would, individually or in the aggregate, (i) prevent or materially delay the consummation by the Buyer of the transactions contemplated by this Agreement or (ii) otherwise prevent or materially delay performance by the Buyer of any of its material obligations under this Agreement.

3.4                               Brokers.  Other than Aquilo Partners, L.P., no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of the Buyer or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

3.5                               Company Representations.  Notwithstanding anything contained in this Agreement to the contrary, each of the Buyer and the Buyer Parent acknowledges and agrees the Company is not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article II (as modified by the Company Disclosure Letter).

3.6                               Solvency and Financial Ability.  Assuming the accuracy of the representations and warranties of the Company in Article II in all material respects, immediately after giving effect to the transactions contemplated hereby and the payment of fees, expenses and other amounts in connection therewith, each of Buyer and Buyer Parent will be able to pay its debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities).  Immediately after giving effect to the transactions contemplated hereby, each of Buyer and Buyer Parent will have adequate capital to carry on its business.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or Buyer Parent.

ARTICLE IV
ADDITIONAL AGREEMENTS

4.1                               Confidentiality.  From and after the Closing Date, the Company will, and will cause its subsidiaries and Representatives to, treat and hold as confidential, and not use or disclose any nonpublic or confidential information relating to the Product or the Product Line Operations (collectively, the “Confidential Information”) to any Person (including any Affiliates), except that the Company shall not be bound by the confidentiality requirements of this Section 4.1 with respect to information or documents which (i) are or become generally known to the public other than as a result of a disclosure by the Company or any of its Affiliates or Representatives, (ii) are required to be disclosed by applicable Law or in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or as otherwise required by Law) or (iii) to the extent necessary to pursue its rights under this Agreement or the Ancillary Agreements; provided; however, that, in the event that the Company or its subsidiaries are requested or required to disclose any Confidential Information pursuant to the clauses (ii) or (iii) above, the Company will notify the Buyer promptly of the request or requirement so that the Buyer may seek, at its expense, an appropriate protective order or waive compliance with the provisions of this Section 4.1.  If, in the absence of a protective order or the receipt of a waiver hereunder any of the Company or its subsidiaries are compelled to disclose any Confidential Information or else stand liable for contempt, such Persons may disclose the Confidential Information; provided, however, that the Company shall use its commercially reasonable efforts to obtain, at the request, and at the expense, of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Buyer shall designate.

4.2                               Access to Information.  For six (6) years after the Closing Date, the Company and its Representatives shall have, during normal business hours and on at least three (3) days’ prior written notice, reasonable access to those books and records and other records of the Company that were delivered to Buyer to enable the Company to prepare financial statements or Tax Returns or comply with Tax audits, regulatory proceedings or any other obligations of the Company related to the Product.  In addition, if Buyer decides to dispose of any books and records and other records of the Company delivered to Buyer prior to the expiration of such six (6)-year period, Buyer shall, prior to such disposition, give the Company a reasonable opportunity, at the Company’s expense, to segregate and remove such books and records as the Company may select.

4.3                               Further Assurances.  The Company and the Buyer shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts:  (a) to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, including, without limitation, with respect to the Company, causing any amounts owed to Recordati S.A. as a result of any royalty obligations accruing prior to the Closing Date to be paid; (b) to give any notices to third parties, and obtain, as promptly as practicable, from any third party any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or the Buyer in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (c) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, including, without limitation, with respect to the Company, causing its Affiliates to execute or deliver any additional instruments necessary to sell, transfer and convey the Transferred Assets to Buyer.

4.4                               Public Disclosure.  Except as required to be disclosed on Form 8-K by the Buyer or as may be required by applicable Law or stock market regulations, from and after the date hereof, the Buyer and the Company shall not, and shall cause their respective Affiliates not to, issue any press release or other public statement or communication with respect to the transactions contemplated by this Agreement unless specifically approved in advance by the

Buyer and the Company, which approval shall not be unreasonably withheld, conditioned or delayed.

4.5                               Noncompetition.

(a)                                 The Company covenants and agrees that from and after the Closing Date and until the third (3rd) anniversary of the Closing Date, the Company shall not, and shall cause its subsidiaries not to, (i) directly or indirectly, engage in the Exploitation of any nasal spray product containing NSAID (other than pursuant to the Transition Agreement) in the United States of America, (ii) solicit or attempt to solicit, directly or indirectly, any of the suppliers or wholesalers for the Product for the purpose of diverting business relating to the Product away from the Buyer; (iii) intentionally interfere in any material respect with the business relationships relating to the Product (whether formed before or after the date of this Agreement) between the Buyer and customers or suppliers of Buyer or (iv) assist or participate with any Affiliates of the Company in connection with any of the foregoing in any way.

(b)                                 The parties hereto acknowledge that the covenants set forth in this Section 4.5 are an essential element of this Agreement and that, but for these covenants, the parties hereto would not have entered into this Agreement.  The parties hereto acknowledge that this Section 4.5 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement or any other document contemplated by this Agreement.  The Company, on behalf of itself and its subsidiaries, acknowledges and agrees that, in the event that the Company or one or more of its subsidiaries breaches any of the provisions in this Section 4.5, the Buyer shall suffer immediate, irreparable injury and will, therefore, be entitled to injunctive relief, in addition to any other damages to which it may be entitled, as well as reimbursement by the Company of the reasonable costs and attorneys’ fees the Buyer incurs in successfully enforcing its rights under this Section 4.5.

(c)                                  The parties acknowledge that the restrictions set forth in this Section 4.5:  (i) are reasonably drawn with respect to duration, scope, and otherwise, (ii) are not unduly burdensome, (iii) are not injurious to the public interest and (iv) are supported by adequate consideration.  It is the intention of the parties hereto that if any of the restrictions or covenants contained in this Section 4.5 is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restrictions or covenants shall not be construed to be null, void and of no effect, but to the extent such restrictions or covenants would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 4.5 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions that would be valid and enforceable under such applicable Law.  The parties agree and intend that the obligations under this Section 4.5 will be tolled during any period that the Company, or one or more of the Company’s subsidiaries, is in breach of any of the obligations under this Section 4.5, so that the Buyer is provided with the full benefit of the restrictive periods set forth herein.

4.6                               National Drug Code Numbers.  No later than 180 days after the Closing Date, the Buyer shall obtain its own NDC numbers for the Product such that sales of the Product can be accomplished under the NDC numbers of the Buyer.

4.7                               Consents.  Notwithstanding anything herein to the contrary, the parties agree that the Company will not assign to Buyer any Assumed Contract at the Closing that by its terms requires, prior to such assignment, the consent of any other contracting party thereto unless such consent has been obtained prior to the Closing.  With respect to each such Assumed Contract not assigned at the Closing, after the Closing, the Company shall continue to perform under such Assumed Contract as the prime contracting party, and the Company shall use its commercially reasonable efforts to obtain the consent of all required parties to the assignment of such Assumed Contract.  Such Assumed Contract shall be assigned by the Company to Buyer within five (5) business days after receipt of such consent, and thereafter shall be deemed a Transferred Asset for all purposes hereunder.  Notwithstanding the absence of any such consent, Buyer shall be entitled to all of the benefits of such Assumed Contract accruing after the Closing to the extent that the Company may provide Buyer with such benefits lawfully and without violating the terms of such Assumed Contract, and Buyer shall perform at its sole expense all of the obligations of the Company to be performed under such Assumed Contract after the Closing to the extent that Buyer can perform such obligations lawfully and without violating the terms of such Assumed Contract.

4.8                               Financial Statement Preparation.

(a)                                 The Company shall use commercially reasonable efforts to cooperate with Buyer, Buyer Parent and their accounting advisors in order to enable Buyer Parent to reasonably promptly determine whether it is or would be required to include audited, unaudited and/or pro forma financial statements related to the Transferred Assets for any periods prior to Closing in the reports filed by Buyer Parent with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), or in a registration statement filed by Buyer Parent with the SEC under the Securities Act of 1933, as amended (the “1933 Act”), in accordance with Regulation S-X (“Regulation S-X”) promulgated by the SEC (the “Required Financial Statements”).  For purposes of clarification, if financial statements covering different periods could constitute the Required Financial Statements under the 1934 Act or 1933 Act and the rules and regulations promulgated thereunder, then Buyer Parent shall determine which such periods will constitute the Required Financial Statements for purposes of this Agreement. Such commercially reasonable efforts of the Company shall include providing to Buyer, Buyer Parent and their accounting advisors reasonably promptly such financial information readily available to the Company related to the Transferred Assets as Buyer Parent may reasonably request (the “Financial Information”).

(b)                                 If Buyer determines that it is required to file with the SEC the Required Financial Statements, then Buyer Parent shall, at its or Buyer’s sole expense, use its commercially reasonable efforts to obtain permission from the SEC’s Division of Corporation Finance, Office of the Chief Accountant (“OCA”) for the use of “Abbreviated Financial Statements” as described in Section 2065.4 through 2065.12 of the Division of Corporation Finance Financial Reporting Manual.  The Company shall cooperate with Buyer Parent’s efforts to obtain such permission at the same level as described in Section 4.8(a) above.  The Company (and its legal and accounting advisors) shall also have the right to, but shall not be obligated to, participate in any discussions with OCA regarding such request (which shall occur only after reasonable advance notice to the Company) and to review and comment upon any written requests or materials supporting such requests to OCA.  If the Company provides such review and comment, Buyer shall consider the Company’s comments in good faith.

(c)                                  If Buyer Parent determines that it is required to file with the SEC the Required Financial Statements, then Buyer or Buyer Parent shall retain KPMG LLP (subject to the proviso below) at Buyer’s or Buyer Parent’s sole expense to prepare the Required Financial Statements; provided that, if KPMG LLP’s fees for such engagement exceed $50,000, KPMG is unable to complete the engagement within the required time frame, or KPMG LLP declines such engagement for a reason other than Buyer’s or Buyer Parent’s unwillingness to agree to KPMG LLP’s other engagement terms, then Buyer and Buyer Parent shall select and retain, at Buyer’s or Buyer Parent’s sole expense, an alternative public accounting firm subject to the approval of the Company, which approval will not be unreasonably withheld or delayed (the accounting firm preparing the Required Financial Statements, the “Preparing Firm”).

(d)                                 From and after January 20, 2015, the Company shall provide to the Preparing Firm the Financial Information as is reasonably necessary to enable the Preparing Firm to prepare the Required Financial Statements and for the auditing firm engaged by Buyer Parent to audit the applicable Required Financial Statements at Buyer or Buyer Parent’s sole expense (the “Auditing Firm”), to conduct such audit and provide a related audit report no later than the deadline for the filing thereof under the 1934 Act and Form 8-K promulgated by the SEC thereunder.  Buyer Parent shall use its commercially reasonable efforts to retain KPMG LLP as the Auditing Firm unless KPMG LLP declines the engagement, in which case Buyer Parent shall select and retain, at Buyer or Buyer Parent’s sole expense, an alternative public accounting firm as the Auditing Firm subject to the approval of the Company, which approval will not be unreasonably withheld or delayed.  The Company’s cooperation shall be at the same level as described in Section 4.8(a) above.  Additionally, from and after January 20, 2015, the Company shall provide to the Preparing Firm and the Auditing Firm reasonable access to the records of the Company regarding the Financial Information subject to reasonable advance notice and agreed scheduling during normal business hours, and the Company’s accounting staff shall be reasonably available to address any questions of the Preparing Firm or the Auditing Firm pertaining to the Financial Information or the Required Financial Statements. The Company’s commercially reasonable efforts to cooperate shall include providing the auditor retained by Buyer or Buyer Parent with reasonable and customary representation letters in connection with the Required Financial Statements to the extent such letters are reasonably requested by such auditor in connection with reviewing or auditing, as applicable, the Required Financial Statements.

(e)                                  The Company’s obligations under this Section 4.8 are subject to Buyer, Buyer Parent, the Preparing Firm and the Auditing Firm entering into confidentiality agreements in customary form with respect to information provided under this Section 4.8, it being understood that information required under the rules and regulations of the SEC to be disclosed in the Required Financial Statements will not be deemed confidential under such agreements.

(f)                                   Buyer shall reimburse the Company promptly following demand for the reasonable and documented out-of-pocket legal and accounting fees and expenses incurred by the Company in connection with its obligations under this Section 4.8 and its participation, if it chooses to do so, in the OCA request described in Section 4.8(b) above.

4.9                               Termination of Specified Agreements.  As soon as reasonably practicable following the Closing, the Company shall take commercially reasonable efforts to terminate the agreements set forth on Schedule 4.9.

ARTICLE V
CONDITIONS TO THE PURCHASE AND SALE

5.1                               Conditions to Each Party’s Obligation to Effect the Closing.  The respective obligations of each party to this Agreement to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)                                 Governmental Approvals.  All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity in connection with the consummation of the transactions contemplated by this Agreement, shall have been filed, been obtained or occurred.

(b)                                 No Injunctions.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement.

(c)                                  NDA Letters.  Buyer and the Company shall file, or cause to be filed, the Buyer NDA Letters and the Company NDA Letters, respectively, with the FDA.

5.2                               Additional Conditions to Obligations of the Buyer.  The obligations of the Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Buyer:

(a)                                 Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement that are qualified by any reference to materiality shall each be true and correct as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent that any representation or warranty is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified)) and all other representations and warranties of the Company shall each be true and correct in all material respects as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent that any representation or warranty is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified)).

(b)                                 Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)                                  Release of Liens.  All Liens (except Permitted Liens) on the Transferred Assets shall have been released and the Buyer shall have received satisfactory evidence thereof.

(d)                                 No Litigation.  There shall be no pending litigation brought or threatened to be brought to restrain or prohibit or obtain damages or other relief with respect to this Agreement or the consummation of the transactions contemplated by this Agreement.

(e)                                  Regulatory.  With respect to the Product, no voluntary drug recall shall have been initiated or agreed to by the Company and no drug recall shall have been mandated by any Governmental Entity.

(f)                                   Consents.  All of the consents set forth in Schedule 5.2(f) (the “Required Consents”) shall have been obtained by the Company and shall be in full force and effect, and the Buyer shall have been furnished with written evidence of the granting of such consents.

(g)                                  Deliverables.  The Buyer shall have received from the Company the items to be delivered pursuant to Section 1.7(c).

5.3                               Additional Conditions to Obligations of the Company.  The obligation of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, either of which may be waived, in writing, exclusively by the Company:

(a)                                 Representations and Warranties.  The representations and warranties of the Buyer set forth in this Agreement that are qualified by materiality shall each be true and correct as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any representation or warranty is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified) and all other representations and warranties of the Buyer shall each be true and correct in all material respects as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any representation or warranty is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified).

(b)                                 Performance of Obligations of the Buyer.  The Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)                                  Deliverables.  The Company shall have received from the Buyer the items to be delivered pursuant to Section 1.7(b).

ARTICLE VI
INDEMNIFICATION

6.1                               Indemnification by the Company.  Subject to the terms and conditions of this Article VI, from and after the Closing, the Company shall indemnify and hold harmless the Buyer, its Affiliates and their respective Representatives, successors and permitted assigns (the “Buyer Indemnified Parties”) from and against any and all losses, damages, obligations, liabilities, Taxes, fines, fees, costs, expenses, penalties, interest, awards, judgments, claims, demands, actions, suits and settlements of any kind, including reasonable attorneys’ and consultants’ fees and expenses and other reasonable legal costs and expenses incurred in the prosecution, investigation, remediation, defense or settlement (collectively, “Damages”) resulting from, based on or arising out of:

(a)                                 the inaccuracy or any breach of any of the representations or warranties of the Company contained in Article II of this Agreement;

(b)                                 any breach or failure to perform by the Company of any covenant or agreement contained in this Agreement;

(c)                                  any Excluded Liabilities; or

(d)                                 any Excluded Assets.

6.2                               Indemnification by the Buyer.  Subject to the terms and conditions of this Article VI, from and after the Closing, the Buyer shall indemnify and hold harmless the Company, its Affiliates and their respective Representatives, successors and permitted assigns from and against any and all Damages resulting from, based on or arising out of:

(a)                                 the inaccuracy or any breach of any of the representations or warranties of the Buyer contained in Article III of this Agreement;

(b)                                 any breach or failure to perform by the Buyer of any covenant or agreement contained in this Agreement;

(c)                                  any Assumed Liabilities;

(d)                                 any liabilities arising from the Product Line Operations conducted by the Buyer following Closing; or

(e)                                  the inclusion of the Required Financial Statements in any report filed by Buyer Parent with the SEC under the 1934 Act or any registration statement filed by Buyer Parent under the 1933 Act (except to the extent such Damages arise solely from, bad faith, fraud or willful misconduct of the Company).

6.3                               Claims for Indemnification.

(a)                                 Third Party Claims.  All claims for indemnification made under this Agreement resulting from, related to or arising out of a third-party claim against an Indemnified Party (a “Third Party Claim”) shall be made in accordance with the following procedures.  A Person entitled to indemnification under this Article VI (an “Indemnified Party”) shall give prompt written notification to the Indemnifying Party (a “Third Party Claim Notice”) of the commencement of any action, suit or proceeding relating to a third party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party in any written claim or demand; provided, that the failure to timely deliver a Third Party Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure.  For purposes of this Agreement, the term “Indemnifying Party” means (i) in the case of a claim for indemnification by the Buyer, the Company and (ii) in the case of a claim for indemnification by the Company, the Buyer.  Within five (5) Business Days after delivery of such Third Party Claim Notice, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense with counsel reasonably satisfactory to the Indemnified Party of any such Third Party Claim; provided, that the Indemnifying Party shall not be entitled to assume control of the defense (unless otherwise agreed in writing by the Indemnified Party) if such Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party; and provided, further, that if the Indemnified Party and Indemnifying Party jointly determine, after conferring with outside counsel, that a Third Party Claim which seeks an injunction or equitable relief against the Indemnified Party can be readily separated from any related claim for monetary damages, the Indemnifying Party shall be entitled to assume the control of the defense of the portion of such Third Party Claim relating to monetary damages.  Prior to the assumption of the defense of any Third Party Claim, the Indemnifying Party shall provide a written undertaking confirming that as between the Indemnified Party and the Indemnifying Party, any Damages related to such Third Party Claim shall be the sole responsibility of the Indemnifying Party (to the extent indemnifiable under this Article VI and subject to the limitations contained herein).  If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense at the Indemnifying Party’s sole expense (to the extent indemnifiable under this Article VI and subject to the limitations contained herein).  The party not controlling such defense may participate therein at its own expense; provided, that, if (a) the Indemnifying Party assumes control of such defense and the Indemnifying Party fails to defend diligently the action or proceeding within ten (10) days after receiving notice of such failure from the Indemnified Party or (b) if based on the written advice of counsel, the Indemnified Party reasonably concludes that there is an actual conflict of interest between the Indemnified Party and the Indemnifying Party, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered “Damages” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one (1) counsel for the Indemnified Party.  The party controlling such defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto.  The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party, which may be withheld in the Indemnifying Party’s reasonable discretion.  Except with the prior written consent of the Indemnified Party, which may be withheld in the Indemnified Party’s reasonable discretion, the Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim that (i) does not include a complete release of the Indemnified Party from all liability with respect thereto, (ii) imposes any liability or obligation on the Indemnified Party, (iii) would impose a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or (iv) would result in a finding or admission of a violation of Law by the Indemnified Party that would have an adverse effect on the Indemnified Party.

(b)                                 Procedure for Claims Not Involving Third Parties.  An Indemnified Party wishing to assert a claim for indemnification under this Article VI that does not involve a Third Party Claim, shall deliver to the Indemnifying Party a written notice (a “Claim Notice”) which contains a description in reasonable detail of such claim and the amount (the “Claim Amount”) of any Damages that the Indemnified Party has sustained or reasonably anticipates that it will sustain; provided, that the failure to timely deliver a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party shall have been prejudiced by such failure.  Within 30 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall (A) agree that the Indemnified Party is entitled to receive the Claim Amount (in which case such response shall be accompanied by a joint instruction to the Escrow Agent instructing the Escrow Agent to release the Claim Amount or a payment to the Indemnified Party of the Claim Amount by the Indemnifying Party by wire transfer of immediately available funds), (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claim Amount (the “Agreed Amount”) (in which case such response shall be accompanied by a joint instruction to the Escrow Agent instructing the Escrow Agent to release the Agreed Amount or a payment to the Indemnified Party of the Agreed Amount by the Company by wire transfer of immediately available funds) or (C) contest that the Indemnified Party is entitled to receive any of the Claim Amount.  If such dispute is not resolved within 30 days following the delivery by the Indemnifying Party of such response, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 7.10.

6.4                               Survival.

(a)                                 The representations and warranties of the Company and the Buyer set forth in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and continue until 18 months after the Closing Date, at which time they shall expire, other than (i) the representations and warranties of the Company contained in Section 2.1 (Organization, Standing and Power), Sections 2.2 (Authority; No Conflict), Section 2.3 (Transferred Assets) and Section 0 (Brokers), which shall survive until the 30th day after expiration of the statute of limitations applicable to the matters thereto (the “Company Fundamental Representations”), (ii) the representations and warranties of Buyer contained in Section 3.1 (Organization, Standing and Power), Sections 3.2 (Authority; No Conflict), and Section 3.4 (Brokers), which shall survive until the 30th day after expiration of the statute of limitations applicable to the matters thereto (the “Buyer Fundamental Representations”), and (iii) the covenants and agreements of the Company and the Buyer set forth in this Agreement which shall survive the Closing Date until they are otherwise satisfied by their terms.  It is the express intent of the parties hereto that, if the applicable survival period for an item as contemplated by this Section 6.4(a) is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated by this Agreement.  The parties further acknowledge that the time periods set forth in this Section 6.4(a) for the assertion of claims under this Agreement are the result of arms’ length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

(b)                                 Notwithstanding the foregoing, the representations and warranties hereunder shall survive to the extent an indemnification claim is asserted prior to the expiration as provided in Section 6.4(a) until such time as any claim so asserted has been finally resolved, but only for the purpose of the resolution of such claims.

6.5                               Limitations.

(a)                                 The amount of Damages recoverable by an Indemnified Party under this Article VI with respect to an indemnity claim shall be reduced by (i) the amount of any insurance payment actually received by such Indemnified Party (or an Affiliate thereof) with respect to such indemnity claim and by the amount of any reasonably projected increase in insurance premiums directly attributable to such indemnity claim (the “Insurance Recovery”) and (ii) the amount of (A) any tax benefit actually received in full in a single tax year or (B) the net present value of any tax benefits actually taken over multiple tax years, each as a result of an indemnification claim (individually or collectively, a “Tax Benefit”).  If an Indemnified Party (or an Affiliate) receives any Insurance Recovery or Tax Benefit in connection with any claim for Damages for which it has already been fully indemnified by the Indemnifying Party, it shall pay to the Indemnifying Party, within 60 days of receiving such Insurance Recovery or Tax Benefit, as the case may be, an amount equal to the excess, if any, of (x) the amount previously received by the Indemnified Party from the Indemnifying Party under this Article VI with respect to such claim plus the amount of any Insurance Recovery or Tax Benefit with respect to such claim over (y) the amount of Damages with respect to such claim.

(b)                                 An Indemnifying Party shall not be obligated to pay any amounts for indemnification pursuant to this Article VI until the aggregate indemnification obligation hereunder exceeds $75,000 (the “Deductible”), whereupon such Indemnifying Party shall be liable for all indemnifiable Damages incurred by the Indemnified Party; provided, however, that the Deductible shall not apply to claims for breach of Company Fundamental Representations or Buyer Fundamental Representations or any breach or failure to perform any covenant or agreement contained in this Agreement.

(c)                                  The aggregate liability of an Indemnifying Party under this Article VI shall not exceed $700,000 (the “Cap”); provided, however, that the Cap shall not apply to claims for breach of Company Fundamental Representations or Buyer Fundamental Representations, claims of fraud or willful misconduct, or any breach or failure to perform any covenant or agreement contained in this Agreement; and provided further that, notwithstanding the foregoing, in no event shall the aggregate liability for claims for breach of Company Fundamental Representations, Buyer Fundamental Representations or any breach or failure to perform any covenant or agreement contained in this Agreement exceed the Purchase Price.

(d)                                 For purposes of calculating the amount of any Damages incurred in connection with any such misrepresentation, breach of warranty, or nonfulfillment of any covenant or agreement, any and all references to material (or other correlative terms) shall be disregarded.

(e)                                  Except for such Damages as are expressly included in the definition thereof and except for Damages arising from Third Party Claims, no party hereto shall be entitled to indemnification for lost profits, diminution in value, or consequential, special, exemplary, punitive, indirect, incidental or special damages.

(f)                                   Except with respect to claims related to fraud, for equitable relief or arising under the Ancillary Agreements, the rights of the Indemnified Parties under this

Article VI shall be the sole and exclusive remedies of the Indemnified Parties with respect to claims under, or otherwise relating to the transactions that are the subject of, this Agreement.

(g)                                  Except to the extent such Damages arise solely from bad faith, fraud or willful misconduct of the Company or from a breach of the Company’s obligations under Section 4.8, the Company shall not be liable for any Damages arising from the preparation of the Required Financial Statements, the results therefrom (including, but not limited to, claims for breach of the representations and warranties set forth in Section 2.4, but not including a breach of any of the other representations or warranties of the Company), or the inclusion of the Required Financial Statements in any report filed by Buyer Parent with the SEC under the 1934 Act or any registration statement filed by Buyer Parent under the 1933 Act.

6.6                               Release of Escrow Funds.  The Escrow Funds (less the amounts of any unresolved claims set forth in any then-pending Claim Notices) shall be released to the Company on the 18-month anniversary of the Closing Date in accordance with the Escrow Agreement.

6.7                               Right to Cure; Mitigation.  To the extent that any breach of a representation, warranty or covenant made by the Company is capable of remedy or cure, Buyer shall, and shall cause each Buyer Indemnified Party to, afford the Company a reasonable opportunity (which shall neither be less than nor more than 30 days) to cure such breach and provide to the Company all reasonable assistance (including access to records, files, properties and assets at the Company’s expense) in connection with such remedy or cure.  The Buyer shall take, and shall cause each other Buyer Indemnified Party to take, reasonable measures to mitigate the consequences of any breach giving rise to an indemnification obligation of the Company under this Agreement.

6.8                               Indemnification Payments.  All indemnification payments made hereunder shall be treated by all parties as adjustments to the Purchase Price for Tax purposes unless otherwise required by Law.

ARTICLE VII
MISCELLANEOUS

7.1                               Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:

(a)                                 if to the Company, to

Luitpold Pharmaceuticals, Inc.
One Luitpold Drive
P.O. Box 9001
Shirley, NY 11967

Attn:  Mary Jane Helenek, President and Chief Executive Officer
Telecopy:  (631) 924-8650

with a copy to:

Sheppard Mullin Richter & Hampton LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
Attn:  Lucantonio N. Salvi
Telecopy:  (202) 747-1950

(b)                                 if to the Buyer, to

Egalet Limited
c/o Egalet Corporation
460 E. Swedesford Road
Suite 1050
Wayne, PA 19087
Attn:  Robert Radie

with a copy to:

Dechert LLP
1095 Avenue of the Americas
New York, NY, 10036-6797
Attn:  David Rosenthal
Telecopy:  (212) 698- 0416

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

7.2                               Entire Agreement.  This Agreement (including the Company Disclosure Letter and the Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) and the Ancillary Agreements constitute the entire agreement between the parties to this Agreement and supersedes any prior understandings, agreements or representations by or between the parties hereto, written or oral, with respect to the subject matter hereof; provided, that the Confidentiality Agreement shall remain in effect in accordance with its terms until the Closing.

7.3                               No Third Party Beneficiaries.  This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third party beneficiary hereto.

7.4                               Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by either of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Buyer may transfer or assign its rights and obligations under this Agreement, in whole or in part, from time to time to one (1) or more of its Affiliates; provided that such transfer or assignment shall not relieve the Buyer of its primary liability for its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to the Buyer.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

7.5                               Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.6                               Counterparts and Signature.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that both parties need not sign the same counterpart.  This Agreement may be executed and delivered by facsimile or .pdf transmission.

7.7                               Interpretation.  When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated.  The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.  Any reference to any federal, state or local Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

7.8                               Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of Law provision or rule that would cause the application of Laws of any jurisdiction other than those of the State of New York.

7.9                               Amendment; Remedies.  This Agreement may be amended, or any provision of this Agreement may be waived upon the written approval of the Buyer and the Company.  No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party or such holder under or by reason of this Agreement.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.

7.10                        Submission to Jurisdiction.  Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of any state or federal court sitting in the Borough of Manhattan, City of New York, including the federal district court for the Southern District of New York, in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.1.  Nothing in this Section 7.10, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

7.11                        WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY ANCILLARY AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS

AGREEMENT AND EACH ANCILLARY AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

7.12                        Fees and Expenses.  Except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Closing occurs.

7.13                        Definitions.  For purposes of this Agreement:

(i)                                           “Additional Inventory Price” means $168,155.

(ii)                                        “Adverse Event” means, with respect to a product, any undesirable, untoward or noxious event or experience associated with the use, or occurring during or following administration, of such product in humans, occurring at any dose, whether expected and whether considered related to or caused by such product, including such an event or experience as occurs in the course of the use of such product in professional practice, in a clinical trial, from overdose, whether accidental or intentional, from abuse, from withdrawal or from a failure of expected pharmacological or biological therapeutic action of such product, and including those events or experiences that are required to be reported to the FDA under 21 C.F.R. sections 312.32, 314.80 or 600.80, as applicable, or to foreign Governmental Entities under corresponding applicable Law outside the United States.

(iii)                                    “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(iv)                                   “Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

(v)                                      “Company’s Knowledge” means the actual knowledge of Mary Lent, Joel Steckler, Felicia Bullock and Marc Tokars after due inquiry.

(vi)                                   “Channel Finished Product” means all Finished Product that is not being stored at the Company’s facilities as of the Closing Date.

(vii)                                “Finished Product” means the Product in its final dosage form containing the API in primary and secondary packaging and applying the Company’s trade dress.

(viii)                             “Finished Product Price” means $4.92.

(ix)                                   “Governmental Entity” means any United States or foreign federal, state, provincial or local or municipal government or other political subdivision thereof, any entity, authority, governmental department, agency, commission, bureau, official, minister, court, board, tribunal, or body exercising executive, legislative, judicial, regulatory or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states.

(x)                                      “Initial Inventory Price” means $1,128,000.

(xi)                                   “Intellectual Property” means any and all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, whether owned or held for use under license, including all rights and interests pertaining to or deriving from (A) patents, trademarks, service marks, trade names, domain names, copyrights, designs and trade secrets, (B) applications for and registrations of such patents, including reexaminations, extensions and counterparts claiming priority therefrom, inventions, invention disclosures, discoveries and improvements, whether or not patentable, trademarks, service marks, trade names, domain names, copyrights and designs, (C) proprietary or confidential processes, formulae, methods, schematics, technology, know-how and computer software programs and applications, including data files, source code, object code and software-related specifications and documentation, and (4) other tangible or intangible proprietary or confidential information and materials, including proprietary databases and data compilations, in each case, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Entity in any jurisdiction.

(xii)                                “Liens” means any mortgage, security interest, pledge, conditional sale or other title retention agreement, lien, charge or encumbrance,

(xiii)                             “Minimum Estimated Finished Product Inventory” means the difference of (a) the Estimated Finished Product Inventory minus (b) the product of Estimated Finished Product Inventory multiplied by 2.5%.

(xiv)                            “Maximum Estimated Finished Product Inventory” means the sum of (a) the Estimated Finished Product Inventory plus (b) the product of the Estimated Finished Product Inventory multiplied by 2.5%.

(xv)                               “NDA” means a New Drug Application as defined in the Federal Food, Drug and Cosmetic Act, as amended (the “FDA Act”).

(xvi)                             “Order” means any judicial, administrative or arbitral order, award, decree, injunction, lawsuit, proceeding or stipulation.

(xvii)                         “Permitted Liens” means (i) liens for current Taxes and assessments not yet due and payable, (ii) mechanics’, materialmen’s, landlord’s, laborer’s, carrier’s, workmen’s, repairmen’s, warehousemen’s, supplier’s, vendor’s and similar liens and (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership and use of the Transferred Assets, the Product Line Operation or the Exploitation of the Product or would not be reasonably expected to materially detract from the value of the Exploitation of the Product.

(xviii)                      “Person” shall mean an individual, corporation, association, limited liability company (including a series thereof), limited liability partnership, partnership, estate, trust, unincorporated organization, government agency or political subdivision thereof, and other legal entity and its heirs, executors, administrators, legal representatives, successors, and assigns where the context requires.

(xix)                            “Recordati License” means that certain License Agreement, by and between Roxro Pharma, Inc. and Recordati SA Chemical & Pharmaceutical Company, dated November 23, 2000, as amended by the First Amendment to License Agreement dated as of March 21, 2001, as further amended by the Amendment Agreement, dated as of April 30, 2010, and as assigned to Luitpold Pharmaceuticals, Inc. by Roxro Pharma, Inc. pursuant to that certain Assignment and Assumption of License Agreement, dated as of December 17, 2010.

(xx)                               “Taxes” means (A) all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, service, transfer, withholding, employment, payroll and franchise taxes imposed by any Taxing Authority and (B) any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax described in clause (A) or any contest or dispute thereof.

(xxi)                            “Taxing Authority” means the Internal Revenue Service and any similar Governmental Entity.

(xxii)                         “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to any Taxing Authority in connection with Taxes (including any attachments thereto or amendments thereof).

(xxiii)                      “Transferred Intellectual Property” means the Transferred Patents, the Transferred Trademarks, Transferred Domain Names and Transferred Other IP.

(xxiv)                     “Transfer Taxes” means any ales/use Taxes, transfer Taxes, excise Taxes, tariffs, stamp Taxes, conveyance Taxes, mortgage Taxes, intangible Taxes, documentary recording taxes, license and registration fees, value added taxes and recording fees imposed by any Governmental Entity, imposed upon the transfer of the Transferred Assets hereunder.

7.14                        Buyer Parent Guaranty.

(a)                                 The Buyer Parent shall be responsible for all payment and other obligations of the Buyer for all purposes of this Agreement and the Transition Agreement, respectively, and the Buyer Parent hereby guarantees to the Company the due and punctual performance and payment (and not merely collection) in full of all payment and other obligations of the Buyer under this Agreement and the Transition Agreement, respectively, as and when due and payable or required to be performed pursuant to any provision of this Agreement or the Transition Agreement.  The guaranty by the Buyer Parent hereunder is a guaranty of payment, performance and compliance when due, and is not conditional or contingent upon any event, contingency or circumstance except as expressly set forth in this Agreement or the Transition Agreement, respectively. This guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of all or any portion of any of the Purchase Price, any indemnification obligation or any payment of fees or reimbursement of expenses under the Transition Agreement is rescinded or must otherwise be returned to the Buyer on the insolvency, bankruptcy or reorganization of the Buyer or otherwise, all as though the payment had not been made.  To the fullest extent permitted by applicable Law, the Buyer Parent waives presentment to, demand of payment from and protest to any other Person of any of the guaranteed obligations and liabilities, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment.

(b)                                 The obligations of the Buyer Parent and the rights of the Company solely as they relate to the payment and other obligations of Buyer under this Agreement (and not to the Transition Agreement) are subject to the following limitations:

(1)                                 in no event shall Buyer Parent be liable for any amounts under this Agreement in excess of the Purchase Price; and

(2)                                 Buyer Parent shall not be liable for consequential, special, exemplary, punitive, indirect, incidental or special damages for any claims related to, arising under or in connection with this Agreement, except in connection with Third Party Claims.

(c)                                  Buyer Parent shall be entitled to assert any defense or counterclaim based on the performance by Buyer or a breach by the Company to any claim under this Agreement that Buyer would have if the Company had made a claim directly against Buyer under this Agreement (other than a discharge or release in an insolvency proceeding). Buyer Parent shall be entitled to assert any defense or counterclaim based on the performance by Buyer or a breach by the Company to any claim under the Transition Agreement that Buyer would have if the Company had made a claim directly against Buyer under the Transition Agreement (other than a discharge or release in an insolvency proceeding).

[Signature page follows]

IN WITNESS WHEREOF, the Company, the Buyer and the Buyer Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

LUITPOLD PHARMACEUTICALS, INC.

By:	/s/ Mary Jane Helenek
Name:	Mary Jane Helenek
Title:	President and Chief Executive Officer

EGALET US, INC.

By:	/s/ Robert S. Radie
Name:	Robert S. Radie
Title:	President & CEO

EGALET CORPORATION

By:	/s/ Robert S. Radie
Name:	Robert S. Radie
Title:	President & CEO

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